Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003543

January 23, 2003

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

Johan VERHOEVEN

dlw 4/4

Press releases from September to December 2002

Date: September 06, 2002

Summary: The summer holidays have been a very successful for SNCB notwithstanding that less people than last year have travelled by train. The slightly lower number (-165.000) was caused by a lower number of sunny days than last year.

Date: September 24, 2002

Summary: Today a large number of railway infrastructure companies, including SNCB, have created RailNetEurope (RNE). RNEs' goal is to improve and stimulate the transport of freight by train. RNE will present itself towards potential customers as the sole supplier of railway infrastructure. RNE will at its turn contact the single representative in a relevant country following-up the whole agreement. RNE is based on EU-directive 2001/14/CE but goes much further: it commences earlier, it includes also infrastructure suppliers from outside the EU and takes care of much more aspects than the sole allocation of train path.

Date: September 28, 2002

Summary: The national day of public transportation (TTB-day) has again been a large success with more participants than last year. Due to the existence of a large number of very advantage formulas for the children (for free up to 12 years) and elderly people (□2,50 for 65+) less TTB-tickets have been sold.

Date: October 14, 2002

Summary: The Board has decided to increase tariffs on average by 2.5% starting from February 1, 2003. The increase is justified by the fact that domestic passenger traffic is currently loss-making and costs are rising faster than inflation. In comparison with the Dutch, German and French state railways, SNCBs' prices are still considerably lower. The Board decided also not to change the prices for the discount and fidelity cards.

Date: October 21, 2002

Summary: The figures for Eurostar for the third quarter of this year have improved in comparison with the previous quarters although they remain below the levels attained during the same period last year. The main raison for this can be found in the poor state of the general business market.

New initiatives

Eurostar has reduced check-in time for business travellers in all terminals to 15 minutes and has begun with redesign of the business lounges. The campaign by which tour operators sold special packages including a Eurostar ticket and a reduction for hotel accommodation has been very successful in Belgium. The weekly summer train London-Avignon has been an overwhelming success. The same service will probably be offered again next summer.

Other initiatives

The Eurostar website is being restyled no make it more user-friendly. The opening of the Channel Tunnel Rail Link by the end of 2003 will reduce travel time from and to London with about 20 minutes. The renewing of the Eurostar interiors by Philippe Starck is planned for 2004.

Date: October 23, 2002

Summary: The results of the second phase of the 2002 customer satisfaction survey demonstrate a remarkable increase. This time all aspects saw there appreciation rise. As always, personnel received the highest scores. While punctuality still

receives the lowest overall score, it did manage to rise by 0.5 compared to the previous survey.

Date: December 20, 2002
Summary: Works on the underground parking and the rail tunnel near the Antwerp Central train station are progressing as planned. The drilling of the North South tunnel is even ahead of schedule. This means that the scheduled end date of April 2003 will not be breached.

Date: December 20, 2002
Summary: To further promote the use of public transportation, SNCB has, encouraged by the government, decided to offer all regular customers a reduction coupon worth 10% of a season ticket for one year. The coupon can be exchanged with the purchase of any rail product.

Rail Net Europe

Mediabericht

09/2002

RailNetEurope – Salon InnoTrans in Berlijn Infrastructuurbeheerders van spoorwegen in 16 Europese landen ondertekenen contract voor gezamenlijke commercialisering van de rijpaden

Oprichting van een Europese samenwerkingsstructuur voor de commercialisering van de spoorinfrastructuur – Doel: het internationale spoorwegtransport verbeteren

(Berlijn, 24.09.2002) Ter gelegenheid van het professioneel salon InnoTrans in Berlijn ondertekenen de spoorinfrastructuurbeheerders van zo goed als alle landen van de EU, plus Noorwegen, Hongarije en Zwitserland vandaag de geboorteakte van RailNetEurope (RNE).

RNE staat voor een netwerk van infrastructuurbeheerders (lijst als bijlage). De oprichting van RailNetEurope werd sinds 2000 voorbereid door het UIC (Union International des Chemins de Fer), onder de benaming RTEFF (réseau transeuropéen de fret ferroviaire).

Dit samenwerkingsverband beoogt het internationaal spoorwegtransport in Europa te vereenvoudigen en te stimuleren. Naast het wegwerken van organisatorische en administratieve obstakels, zou de installatie van een gezamenlijke marketing- en distributiestructuur de concurrentiepositie van het spoor voelbaar moeten verbeteren. RailNetEurope zal zich tegenover de klanten aanbieden als dé enige Europese leverancier spoorinfrastructuur. De afspraken voor toegang tot nationale netwerken zal hierdoor evenwel niet in het gedrang komen.

RailNetEurope vindt zijn inspiratie bij de Noord-Zuid Freight Freeways (NSFF) en BELIFRET die in 1998 werden opgestart. Voor het eerst werden rijpaden op bepaalde transportcorridors gecommercialiseerd via one-stop shops (unieke contactpunten). Die vorm van organisatie zorgde ervoor dat de wachttijden aan de grenzen aanzienlijk konden worden verminderd.

RailNetEurope verzorgt voortaan de commercialisering van alle netten van de contractanten, met een one-stop shop per land om zich over de spoorwegondernemingen te bekommeren. Dit betekent dat ieder internationaal transport, vanaf het eerste contact tot de facturatie, door een

enkele gesprekspartner wordt opgevolgd. De spoorwegondernemingen hebben wel de vrije keuze tot welke one-stop shop ze zich wenden.

Om te illustreren hoe RNE werkt, geven we u een voorbeeld: voor transporten die niet lang vooraf worden georganiseerd, zullen de one-stop shops onmiddellijk, en veel sneller dan voordien, reeds uitgewerkte rijpaden aanbieden en op veel meer internationale corridors. Naargelang de reisweg van de trein kan dit een tijdwinst van verschillende dagen opleveren, soms zelfs van enkele weken. Ander voorbeeld: een spoorwegonderneming wil een trein laten rijden met een grotere breedte dan het normale gabariet. De one-stop shop zal in dat geval raadgever spelen door te wijzen op de bepalingen en procedures van toepassing in de doorkruiste landen. Hij zal tenslotte zelf zorgen voor de nodige goedkeuringen van de betrokken infrastructuurbeheerders.

Meer algemeen kan worden gesteld dat RailNetEurope zijn basis vindt in de goedgekeurde EU-richtlijn 2001/14/CE. Maar RNE gaat in feite verder, op drie vlakken:

1. Het contract treedt vroeger in werking, bij zijn ondertekening en dus zonder te wachten op de vertaling naar de nationale wetgevingen. Vanaf 24 september 2002 kunnen alle spoorwegondernemingen met een toegangsvergunning tot de infrastructuur voorstellen van internationaal geharmoniseerde rijpaden krijgen van hun gesprekspartner (enkelvoud!).
2. Het contract bestrijkt een groter gebied: ook infrastructuurbeheerders van buiten de EU zijn betrokken.
3. Bovendien is het contract breder: het regelt niet alleen de "toewijzing van rijpaden" zoals opgelegd door de EU-richtlijn maar neemt de spoorondernemingen ook onder de arm vóór, na en tijdens de internationale treinrit.

RailNetEurope gaat onmiddellijk na de ondertekening van het contract van start en zal ook partners integreren die tot hiertoe nog niet in de bestaande samenwerkingsstructuren zaten. RailNetEurope zal zich vooral op goederentransport concentreren. Maar spoorwegondernemingen kunnen ook bij RNE terecht voor raad en dienstverlening op het vlak van reizigersverkeer.

NMBS-persdienst
tel.: 02/526.37.20
fax: 02/526.37.26
persdienst@nmbs.be

Bijlage

Deelnemers RailNetEurope:

Beheerders van spoorweginfrastructuur van 16 Europese landen:

BLS	BLS Lötschbergbahn AG, Infrastruktur	Zwitserland
BS	Banestyrelsen	Denemarken
BV	Banverket	Zweden
CFL	Société Nationale des Chemins de Fer Luxembourgeois	Luxembourg
DB	DB Netz AG	Duitsland
GySEV/ROeEE	Győr-Sopron-Ebenfurti Vasút/Raab-Oedenburg-Ebenfurther Eisenbahn	Hongarije/ Oostenrijk
JBV	Jernbaneverket	Noorwegen
ÖBB	Österreichische Bundesbahnen	Oostenrijk
Railned	Railned B.V.	Nederland
RAILTRACK	Railtrack PLC	Groot-Brittannië
REFER	Rede Ferroviária Nacional, E.P.	Portugal
RENFE	Red Nacional de los Ferrocarriles Españoles	Spanje
RFF	Réseau Ferré de France	Frankrijk
RFI	Rete Ferroviaria Italiana SpA	Italië
RHK	Ratahallintokeskus	Finland
SBB/CFF/FFS	Schweizerische Bundesbahnen/Chemins de fer fédéraux suisses/Ferrovie federali svizzere, Division Infrastructure	Zwitserland
SNCB/NMBS	Société Nationale des Chemins de fer Belges/Nationale Maatschappij der Belgische Spoorwegen	België
SNCF	Société Nationale des Chemins de fer Français	Frankrijk

Rail Net Europe

Communiqué de presse

24/09/2002

RailNetEurope - Réunis à l'occasion du Salon InnoTrans à Berlin, les gestionnaires d'infrastructure ferroviaire de 16 pays européens signent un contrat pour la commercialisation conjointe des sillons horaires

Mise en place d'une structure de coopération européenne pour la commercialisation de l'infrastructure ferroviaire – Objectif: améliorer les transports ferroviaires internationaux

(Berlin, 24.09.2002) Dans le cadre du salon professionnel InnoTrans, des gestionnaires d'infrastructure ferroviaire de la quasi-totalité des pays de l'Union européenne ainsi que de la Norvège, de la Hongrie et de la Suisse signent aujourd'hui à Berlin l'acte de naissance de RailNetEurope (RNE).

RNE est le nouveau label qui représente le réseau des gestionnaires d'infrastructure désignés en annexe: la constitution de RailNetEurope était en préparation depuis 2000 au sein de l'UIC (Union Internationale des Chemins de Fer) sous le sigle RTEFF (réseau transeuropéen de fret ferroviaire).

Cet instrument de coopération a pour but de simplifier et de stimuler les transports ferroviaires internationaux en Europe. Outre la suppression d'obstacles organisationnels et administratifs, la mise en place de structures de marketing et de distribution communes devrait améliorer de manière décisive la compétitivité du rail. Enfin, RailNetEurope interviendra vis-à-vis des clients comme LE fournisseur européen d'infrastructure ferroviaire. Cependant le contrat n'affectera pas les dispositions nationales régissant l'accès au réseau.

RailNetEurope a pris comme modèle les corridors de fret nord-sud (NSFF/North-South Freight Freeways) et BELIFRET créés en 1998. Pour la première fois, des sillons ont pu ainsi être commercialisés sur certains corridors de transport par l'intermédiaire de points de contact appelés « guichets uniques ». Cette forme d'organisation a permis d'accomplir des progrès considérables en termes de réduction des arrêts aux frontières.

RailNetEurope assure désormais la commercialisation de l'ensemble du réseau des cocontractants, chaque pays disposant d'un guichet unique pour la prise en charge des entreprises de transport ferroviaire. Autrement dit,

chaque transport international – depuis les premiers contacts jusqu'au stade de la facturation - est suivi par un seul interlocuteur vendeur qui s'occupe de tout de A à Z. Les entreprises de transport ferroviaire conservent quant à elles le libre choix du guichet unique auquel elles souhaitent s'adresser.

Un exemple pour illustrer le rôle de RNE: Pour les transports organisés avec un préavis bref, les guichets uniques sont gage de réactivité et fournissent très rapidement des sillons libres préétablis sur un nombre nettement plus élevé de corridors internationaux. Il en résultera, selon l'itinéraire du train, un gain de plusieurs jours, voire de plusieurs semaines dans certains cas. Autre exemple: Une entreprise ferroviaire souhaite faire circuler un train dont la largeur excède le gabarit normal. Le guichet unique assumera en l'espèce une fonction de conseil en l'informant des dispositions et procédures applicables dans les pays traversés. Enfin il recueillera lui-même les autorisations requises auprès des différents gestionnaires d'infrastructure.

Sur un plan général, RailNetEurope trouve son fondement dans la directive européenne 2001/14/CE déjà adoptée. Toutefois, cet instrument de coopération va nettement au-delà des impératifs de la directive, et ce sur trois points:

1. Le contrat prend effet plus rapidement - il s'applique dès sa signature, sans attendre la transposition de la directive UE dans les législations nationales. A partir du 24 septembre 2002, toutes les entreprises de transport ferroviaire disposant d'un droit d'accès à l'infrastructure pourront obtenir de la part d'un interlocuteur unique des offres de sillons harmonisées au plan international.
2. Le contrat couvre une aire géographique plus étendue - il s'applique également aux organismes de gestion d'infrastructure de pays non membres de l'UE.
3. Le contrat présente un champ d'application plus large - non seulement il régit « l'attribution des sillons » telle que l'exige la directive, mais il prévoit également la prise en charge des entreprises de transport ferroviaires en amont, en aval et pendant un parcours international.

Après la signature du contrat, RailNetEurope entrera immédiatement en action et intégrera aussi les partenaires qui n'étaient pas encore parties prenantes dans les structures de coopération existantes. RailNetEurope se concentrera dans un premier temps sur le fret, mais les entreprises ferroviaires de transport de voyageurs pourront également bénéficier des services et conseils de RNE.

Contacts Presse :

Service de Presse SNCB
Tel.: 02/526 37 30
Fax: 02/526 37 36
servicedepresse@sncb.be

Annexe

Participants à RailNetEurope:

Gestionnaires d'infrastructure ferroviaire de 16 pays européens:

BLS	BLS Lötschbergbahn AG, Infrastruktur	Suisse
BS	Banestyrelsen	Danemark
BV	Banverket	Suède
CFL	Société Nationale des Chemins de Fer Luxembourgeois	Luxembourg
DB	DB Netz AG	Allemagne
GySEV/ROeEE	Győr-Sopron-Ebenfurti Vasút/Raab-Oedenburg-Ebenfurther Eisenbahn	Hongrie/ Autriche
JBV	Jernbaneverket	Norvège
ÖBB	Österreichische Bundesbahnen	Autriche
Railned	Railned B.V.	Pays-Bas
RAILTRACK	Railtrack PLC	Grande-Bretagne
REFER	Rede Ferroviária Nacional, E.P.	Portugal
RENFE	Red Nacional de los Ferrocarriles Españoles	Espagne
RFF	Réseau Ferré de France	France
RFI	Rete Ferroviaria Italiana SpA	Italie
RHK	Ratahallintokeskus	Finlande
SBB/CFF/FFS	Schweizerische Bundesbahnen/Chemins de fer fédéraux suisses/Ferrovie federali svizzere, Division Infrastructure	Suisse
SNCB/NMBS	Société Nationale des Chemins de fer Belges/Nationale Maatschappij der Belgische Spoorwegen	Belgique
SNCF	Société Nationale des Chemins de fer Français	France

Mediabericht
Brussel, 28 september 2002

TTB-dag valt in de smaak

Vandaag vond de twintigste editie van Trein-Tram-Busdag plaats, georganiseerd door de vier openbaar vervoermaatschappijen (NMBS, MIVB, De Lijn en TEC). Dit jaar was de belangstelling erg verschillend in de landsgedeelten: in Vlaanderen waren er meer deelnemers dan verleden jaar, in Brussel en Wallonië minder.

In de late namiddag werd het aantal verkochte TTB-tickets op ongeveer 35 000 geschat, wat 15% minder is dan een jaar eerder. Het groter aantal reizigers en het kleiner aantal tickets lijken moeilijk te rijmen. In ieder geval waren er veel klanten op pad met andere (voordelige) formules. en moet ook niet vergeten dat kinderen jonger dan 12 jaar, vergezeld door een betalende reiziger, gratis sporen en dat 65-plussers slechts € 2,5 betalen voor een heen-en terugrit.

Dit jaar werd een nieuwe formule toegevoegd aan het TTB-gamma: het Regionaal TTB-ticket. Daarvan gingen er ongeveer 1500 exemplaren de deur uit. Met die formule kon men een heen-en terugreis van samen maximum 100 km maken tussen twee Belgische stations én onbeperkt gebruik maken van bus, tram en metro. De regionale vervoermaatschappijen hadden hier een grotere rol te spelen dan in de klassieke TTB-formule.

De kust was vandaag weer bijzonder populair. Vooral de treinen op de as Hasselt/ Luik-Leuven brachten veel reizigers naar hoofdzakelijk Oostende en Blankenberge. De Kusttram reed aan een 10-minutenfrequentie i.p.v. 15 minuten.

De Week van de Vervoering had als afsluiter *Transcity 2002* in petto. Diverse artiesten (jazzmuzikanten, klassieke muzikanten, dansers,...) lieten het publiek delen in hun passie in de stations en de treinen op de spooras Antwerpen-Brussel-Charleroi.

In Brugge namen veel TTB-ers de bus naar het centrum voor een bezoek aan het centrum of een van de Brugge 2002-activiteiten. De Lijn legde er drie extra bussen in om de toevloed te verwerken.

In Gent was het voor De Lijn 30% drukker dan op een doorsnee zaterdag. Vooral het stadscentrum en de Korenmarkt kenden veel succes. Op lijnen 1 en 2 werden maximaal trams ingezet.

In het Antwerpse namen veel TTB-ers de bus vanuit de Noorderkempen naar Antwerpen. Trekpleisters daar waren het Middelheimpark, het Bouwcentrum (antiekbeurs), het oude stadscentrum en het Wijnegem Shoppingcenter. Een duizendtal deelnemers maakte gebruik van hun TTB-korting in de Zoo.

In Limburg zag De Lijn veel volk op de bussen naar Bokrijk en Maastricht en in Genk en Hasselt. In Vlaams-Brabant bracht De Lijn extra veel mensen naar de stations Brussel-Noord, Brussel-Zuid en Leuven.

In Wallonië konden de musea in het centrum van Charleroi en Luik op veel belangstelling rekenen.

Zoals vorige keren toen TTB op een zaterdag werd georganiseerd trok ook Luxemburg-stad veel mensen. Vooral vanuit Antwerpen en Brugge werd geopteerd voor dit Belux-TTB-ticket. In totaal gingen er 1400 stuks over de toonbank.

Vooral in de Vlaamse en Brusselse grote stations vielen de talrijke groepen jongeren op.

De NMBS legde op de drukste lijnen 45 bijkomende treinen in om de extra toevloed aan reizigers te verwerken.

Als apotheose van de TTB-dag boden de partners om 18 uur een gratis voorstelling aan op het Spanjeplein, op twee stappen van het station Brussel-Centraal. Het publiek krijgt (kreeg) een uitgebreid programma voorgeschoteld met optredens van Belgische zangers en humoristen.

De laatste jaren nodigen de organisatoren van TTB de deelnemers uit om een tweede keer op stap te gaan met een TTB-promoticket. Mits betaling van een toeslag van € 6 kan men zijn TTB-ticket omruilen en er tussen 29 september en 31 oktober 2002 opnieuw een hele dag naar keuze op uit trekken met het openbaar vervoer.

Communiqué de presse
Bruxelles, le 28 septembre 2002

TTB reste globalement apprécié

La vingtième édition de l'opération TTB, organisée par les quatre sociétés de transport en commun, la SNCB, la STIB, les TEC et De Lijn, avait lieu ce samedi 28 septembre.
Il semble que l'affluence des TTBistes ait été très variable cette année d'un endroit à un autre du pays : bien meilleure en Flandre que l'année dernière mais moins bonne à Bruxelles et en Wallonie.

En fin d'après-midi, on pouvait estimer le nombre de billets vendus à près de 35.000, soit environ 15 % de moins que l'année dernière. Le rapprochement entre une augmentation globale de la fréquentation et la baisse du nombre de billets vendus est difficile à établir étant donné qu'une partie - non chiffrable - de la clientèle d'aujourd'hui n'avait pas acheté de billet TTB. Il s'agit notamment des jeunes de moins 12 ans, accompagnés d'un voyageur payant, qui bénéficient de la gratuité de transport dans les trains et aussi des seniors de plus de 65 ans qui voyagent sur tout le réseau ferroviaire belge avec un billet forfaitaire aller-retour de € 2,5.

Une nouvelle formule, TTB Régional, était proposée cette année et a intéressé plus de 1.500 personnes. Cette formule permettait d'effectuer un trajet aller-retour de 100 km maximum entre deux gares belges, avec accès dans cette zone aux bus, trams et métros. Dans ce type de déplacement, les transporteurs régionaux ont eu un rôle plus important à jouer que dans la formule TTB classique.

La côte a attiré son lot traditionnel de TTBistes. Ils provenaient en particulier de l'axe Liège-Hasselt-Louvain. La cadence du tram de la côte a dû être portée à 10 minutes au lieu de 15.

La Semaine de la Mobilité proposait comme événement de clôture l'animation Transcity 2002. Des artistes (musiciens jazz ou classiques, danseurs,...) ont communiqué leur passion dans les gares et les trains de l'axe ferroviaire Anvers-Bruxelles-Charleroi.

En Wallonie, Charleroi et Liège ont attiré nombre de voyageurs qui ont visité les musées d'art du centre-ville.

A Bruges, trois bus supplémentaires ont été mis en marche pour faire à l'affluence des personnes se rendant dans le centre-ville ou à l'une des activités de Bruges 2002.
Gand, en particulier le centre-ville et le Korenmarkt, a accueilli 30% de visiteurs de plus qu'un samedi ordinaire. Anvers a vu débarquer, des bus de De Lijn, de nombreux visiteurs venant du Nord de la Campine. Le zoo d'Anvers a accueilli plus de mille visiteurs pourvus du billet TTB. Les lignes de bus vers Bokrijk et Maastricht ont aussi été bien occupées.

Comme les autres années où TTB a lieu un samedi, la ville de Luxembourg a attiré quelque 1.400 voyageurs munis du billet TTB-Belux venant en particulier d'Anvers et de Bruges.

De nombreux groupes de mouvements de jeunes ont été aperçus dans plusieurs grandes gares du pays, particulièrement en Flandre et à Bruxelles.

La SNCB avait mis en marche 45 trains extraordinaires pour faire face à l'affluence des voyageurs sur les lignes les plus fréquentées.

En apothéose de la journée TTB, les partenaires offrent au public, aujourd'hui à 18h00, un spectacle gratuit place d'Espagne, près de la gare de Bruxelles-Central. Des chanteurs et humoristes belges s'y produiront pour le plus grand plaisir de leurs fan's.

Depuis plusieurs années, les organisateurs proposent aux voyageurs, ayant participé à l'opération TTB, de se faire plaisir une deuxième fois en leur offrant un billet promotionnel, utilisable pendant toute une journée dans les mêmes conditions que la journée TTB. Cette année, ce billet est disponible en échange du billet TTB, au prix de € 6,00 par personne, et peut donc être utilisé un jour à choisir entre le 29 septembre et le 31 octobre 2002.

Datum: 06/09/02

Goede zomer voor de kusttreinen

De afgelopen twee zomermaanden spoorden bijna 1.340.000 mensen met de trein naar de kust. Dat zijn er weliswaar zo'n 165.000 minder dan vorig jaar maar 2001 was voor de NMBS dan ook een absoluut recordjaar. Deze zomer liet de zon geregeld verstek gaan en dat vertaalt zich onmiddellijk in een pak minder dagjesmensen die de kust opzoeken.

In juli namen bijna 650.000 mensen een trein richting kust, 125.000 meer dan twee jaar geleden toen juli een barslechte zomermaand was. Vorig jaar was de eerste zomermaand goed voor 715.000 treinklanten.

In augustus voerde de NMBS iets meer dan 690.000 naar de kust waarvan alleen al 253.000 in de week van 15 augustus. De feestdag van 15 augustus was op zich een absolute topdag. Niet minder dan 46.360 toeristen reden 's morgens naar de zee terwijl er 's avonds 48.585 terugkeerden.

Een kleine vergelijking met de cijfers van de voorbije vijf jaar toont dat de interesse in de trein als vervoermiddel naar de zee, het recordjaar van 2001 even buiten beschouwing gelaten, in stijgende lijn verder gaat (1998 – 1.166.500, 1999 – 1.222.000, 2000 – 1.386.000, 2001 – 1.476.500, 2002 – 1339.500). Een stralende zomerzon is en blijft echter onze grootste partner.

Ook dit jaar waren Oostende en Blankenberge weer de twee meest gevraagde bestemmingen. Het nieuwe station Zeebrugge-Strand, dat in de twee zomermaanden dagelijks wordt bediend, weet echter steeds meer kustgangers te bekoren. Met zijn ideale ligging pal op het strand krijgt het in zijn tweede jaar van bestaan bij goed weer gemakkelijk al 1500 tot 2000 dagjesmensen over de vloer.

Date: 06/09/2002

Eté fructueux pour les trains vers la côte

Durant les mois de juillet et août, environ 1.340.000 voyageurs ont pris le train pour se rendre à la côte. Si cela signifie près de 165 000 voyageurs en moins par rapport à l'année dernière, il faut cependant rappeler que 2001 fut une année de record absolu pour la SNCB. Cet été, le soleil a souvent fait défaut. Cela s'est traduit par moins de touristes d'un jour à la côte.

En juillet, près de 650.000 personnes ont pris le train en direction de la côte, soit 125.000 voyageurs de plus qu'en 2000, année catastrophique en ce qui concerne les conditions climatiques pour le même mois. L'année dernière, 715.000 touristes avaient choisi le train pour leurs déplacements vers la côte.

En août, la SNCB a transporté un peu plus de 690.000 clients en direction de la côte dont 253.000 en une seule semaine, celle du 15 août. Le jour férié du 15 août a constitué à lui seul un jour record en ce qui concerne le nombre de passagers transportés: pas moins de 46.360 touristes ont emprunté les trains vers la côte le matin et 48.585 ont effectué le voyage retour en soirée.

Si l'on compare rapidement les chiffres de ces cinq dernières années, hormis l'année record de 2001, on peut constater un intérêt croissant pour le train comme moyen de transport vers la mer: 1.166.500 voyageurs en 1998; 1.222.000 en 1999; 1.386.000 en 2000, 1.476.500 en 2001 et 1.339.500 en 2002. Pour la SNCB, un été chaud et ensoleillé est inconditionnellement le meilleur allié.

Comme chaque année, les destinations les plus prisées ont été Ostende et Blankenberge. La nouvelle gare de Zeebrugge-Plage, desservie quotidiennement durant les deux mois d'été, a séduit encore davantage de vacanciers grâce à sa situation idéale, sur la plage même: pour sa deuxième année d'existence, elle a déjà accueilli 1500 à 2000 touristes d'un jour les jours de beau temps.

nmbs

mediabericht

Datum: 14/10/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Tarieven stijgen met 2,5% op 1 februari 2003

De NMBS past in februari 2003 haar tarieven aan. De Raad van Bestuur besliste dat de prijzen gemiddeld met 2,5% zullen stijgen, geheel volgens de bepalingen van het beheerscontract. Losse biljetten worden gemiddeld 2,73% duurder, de verschillende pass-formules 2,2% en de treinkaarten 2,39%. Trouwe klanten zullen deze prijsstijging dus minder voelen dan occasionele treingebruikers: de prijzen van treinkaarten stijgen minder dan die van losse tickets.

De opbrengsten van het binnenlands reizigersvervoer, de eerste opdracht van openbare dienst, dekken niet alle kosten. Bovendien stijgen de lasten van de NMBS in een hoger tempo dan de inflatie. Het tekort moet dus beheerst worden om een kwalitatieve dienstverlening te kunnen blijven aanbieden, zodat de NMBS haar sociaal-economische rol kan blijven vervullen. Om die voortdurende kwaliteit te garanderen moet uiteraard ook geïnvesteerd en gemoderniseerd worden in alle onderdelen van de maatschappij. Om al deze redenen is een aanpassing van de tarieven dus noodzakelijk; het bevriezen van de tarieven zou een bijkomend verlies van inkomsten betekenen waardoor het tekort verder zou toenemen.

Zelfs na deze verhoging liggen de NMBS-prijzen nog steeds beduidend lager dan die van vergelijkbare formules (zowel losse tickets als treinkaarten) bij de NS, de DB of de SNCF.

Enkele prijsvoorbeelden:

	Biljet (volle prijs)	Maandtreinkaart
- Antwerpen - Brussel	€ 5,30 → € 5,40	€ 98 → € 101
- Gent – Brussel	€ 6,40 → € 6,60	€ 112 → € 115
- Lier – Antwerpen	€ 2→ € 2,10	€ 44,5 → € 45,5
- Brugge - Gent	€ 4,7 → € 4,8	€ 90 → € 92
- Hasselt – Zottegem	€ 13,2 → € 13,6	€ 185 → € 189

De Go Pass, een van de populairste producten uit het gamma, zal vanaf 1 februari € 40 kosten, wat € 1 meer is dan de huidige prijs.

De Raad besliste ook:

- dat de prijs van de reductiekaart tegen vaste prijs, die gedurende een maand recht geeft op 50% korting in 1ste en 2de klas onveranderd blijft op € 16,3;
- dat ook de getrouwheidskaart, die werd ingevoerd op 1 januari 2001, niet duurder wordt; ze kost € 72,5 en geeft recht op 25% korting in 1ste en 2de klas evenals een gratis terugrit als die plaatsvindt na 19 uur op dezelfde dag van de heenreis.

snbc *communiqué de presse*

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 14/10/2002

Augmentation des tarifs de 2,5% au 1er février 2003

La SNCB adapte ses tarifs en février 2003. Le Conseil d'administration de la SNCB a décidé que les prix augmenteront en moyenne de 2,5%, conformément aux dispositions du contrat de gestion. Les billets verront leur prix s'accroître de 2,73% en moyenne, les différentes formules Pass de 2,2% et les cartes-train de 2,39%. Les clients fidèles ressentiront donc moins cette augmentation que les utilisateurs occasionnels du train. Les prix des cartes-train augmentent moins que ceux des billets.

Les recettes du transport intérieur de voyageurs, première mission de service public, ne couvrent pas tous les coûts. De plus, les charges de la SNCB augmentent à un rythme plus élevé que l'inflation. Le déficit doit donc être maîtrisé afin que la SNCB puisse continuer à offrir un service de qualité et jouer son rôle socio-économique. Pour garantir cette qualité permanente, il faut investir et moderniser dans tous les secteurs de l'entreprise. Une adaptation des tarifs est donc nécessaire pour ces diverses raisons ; le gel des tarifs signifierait une perte complémentaire de revenus qui accroîtrait encore le déficit.

Après cette augmentation, les prix de la SNCB demeurent toujours bien en deçà de ceux pratiqués par les NS, la DB ou la SNCF pour des formules équivalentes (billets ou cartes-train).

Quelques exemples de prix :

	Billet (prix plein-2e cl)	Carte-Train mensuelle (2e cl)
Bruxelles – Bruxelles-National-Aéroport	€ 2,40 → € 2,50	€ 52 → € 53
Namur – Bruxelles	€ 6,40 → € 6,60	€ 112 → € 115
Mons – Namur	€ 8,30 → € 8,50	€ 132 → € 135
Verviers – Mons	€ 15,40 → € 15,80	€ 208 → € 213
Tournai – La Louvière	€ 7,30 → € 7,50	€ 122 → € 125

Le Go Pass, l'un des produits les plus populaires de la gamme, coûtera € 40 à partir du 1er février, soit € 1 de plus que le prix actuel.

Par ailleurs, le Conseil a aussi décidé que :

- le prix de la carte de réduction à prix fixe, qui donne droit durant un mois, à 50% de réduction en 1ère et deuxième classe restera inchangé à € 16,3 ;
- la carte de fidélité, introduite le 01 janvier 2001, n'augmentera pas non plus à cette même date. Celle-ci coûte € 72,5 et offre 25% de réduction en 1ère et deuxième classe ainsi que le voyage de retour gratuit, le jour du voyage aller après 19h00.

Press release Eurostar Group . Communiqué de presse Eurostar Groupe . Persbericht Eurostar Group

21 oktober 2002

RESULTATEN DERDE KWARTAAL

Eurostar verbetert geleidelijk aan omzet en volume
De treinoperator Eurostar, die hogesnelheidsverbindingen verzorgt tussen Brussel, Parijs en Londen, heeft de resultaten bekend gemaakt voor het derde kwartaal van 2002. Deze getuigen van een stevig herstel, zowel wat betreft aantal reizigers als betreffende de omzet. Ook de stiptheid is gestegen tot 82% van de treinen die met maximaal 15 minuten vertraging op de bestemming aankomen.

Ondanks de concurrentie van de low-cost luchtvaartmaatschappijen op de belangrijkste bestemmingen behoudt Eurostar een sterke positie op de Brussel-Londen en Parijs-Londen routes.

Financiële resultaten
Gedurende het derde kwartaal bedroeg het aantal reizigers 1,89 miljoen, wat een vermindering betekent van 3,3% ten opzichte van de 1,96 miljoen reizigers over dezelfde periode in 2001. De omzet bedroeg 163,2 miljoen €, wat een vermindering van 5,6% inhoudt in vergelijking met de omzet van vorig jaar over dezelfde periode (173,0 miljoen €). Toch vormt dit een aanzienlijke verbetering in vergelijking met vorig kwartaal (zie grafieken). De vermindering van het aantal reizigers is voor een groot deel te verklaren door de algemene slechte staat van de zakenreizigersmarkt



TOTALE VOLUMEGROEI
EUROSTAR
10,0%
5,0%
0,0%
(5,0%)
(10,0%)
(15,0%)
5,6%
0,1%
(7,6%)
(9,9%)
(6,6%)
(8,2%)
(3,3%)
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02



TOTALE EUROSTAR OMZET (Euros)
20,0%
0,0%
(20,0%)
7,2%
1,0%
(5,9%)
(11,6%)
(4,5%)
(6,6%)
(5,6%)
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

en door een vermindering van het aantal internationale reizigers, in het bijzonder die van de Verenigde Staten.

Het aantal reizigers gedurende de eerste 9 maanden van dit jaar verminderde met 6,0% tot 5,52 miljoen in vergelijking met 5,88 miljoen over dezelfde periode vorig jaar, terwijl de omzet met 5,6% daalde van 542,3 miljoen € naar 511,9 miljoen €.

Eurostar is verheugd over dit groot marktaandeel, zowel in de markt van de vrijetijdsreizen als die van de zakenreizen, ondanks een intense concurrentie en de introductie van nieuwe low cost luchtvaartmaatschappijen op de belangrijkste bestemmingen. Eurostar is volop bezig met een belangrijk vernieuwingsprogramma dat het geheel van de service zal verbeteren, zowel voor vrijetijdsreizigers als zakenreizigers. Dit zal -samen met de concurrentiële tarieven, de 15 minuten check-in voor zakenreizigers, de verbeterde stiptheid en de kwaliteit aan boord van de treinen en in de terminals- reizen met Eurostar nog aantrekkelijker maken. Eurostar kijkt vol zelfvertrouwen de toekomst tegemoet.

Nieuwe commerciële initiatieven
Initiatieven gericht op de zakenreizigers

Eurostar heeft sinds 23 september de check-in tijd voor zakenreizigers in alle terminals aanmerkelijk verminderd tot 15 minuten. In de teminal van Londen Waterloo is er nu ook een ticketbalie, uitsluitend bestemd voor zakenreizigers. Gelijkaardige ticketbalies zullen weldra in de terminals van Paris Gare du Nord en Brussel-Zuid komen.
Dit maakt deel uit van het '*Welkom aan Boord van de nieuwe Eurostar*'-programma.

Het eerste luik van het '*Welkom aan Boord van de nieuwe Eurostar*'-programma was de opening van de nieuwe business lounges, ontworpen door topdesigner Philippe Starck, in de terminals van Londen Waterloo en Paris Gare du Nord. Aangezien deze vernieuwde lounges een grotere capaciteit hebben dan de vorige, zijn ze nu toegankelijk voor alle reizigers met een volledig flexibel eerste klas biljet. Een vernieuwde lounge in Brussel-Zuid is voorzien voor de lente van volgend jaar.

Initiatieven gericht op de vrijetijdsreizigers

De Belgische markt heeft goed gereageerd op het initiatief van de touroperators die speciale paketten aanboden, die behalve een Eurostar biljet ook een korting op verschillende hotels bevatten.

Binnenkort wordt in België een nieuwe campagne gelanceerd om Londen als bestemming te promoten ter gelegenheid van de Kerstperiode. Voor slechts 99 € zal vanaf 1 november tot 31 december 2002 een *Duo Day Trip* aangeboden worden, geldig voor een dagtrip voor 2 personen tussen 15 november 2002 en 5 januari 2003.

In september ging in het VK de '*J'aime le train*'-campagne van start ter lancering van het nieuwste promotietarief: 59 £ voor een H/T biljet van Londen naar Brussel of Parijs.

Avignon
De wekelijkse rechtstreekse zomertrein van Londen naar Avignon bleek een overweldigend succes: afgelopen zomer telde de Avignon trein in totaal meer dan 9.000 reizigers. Eurostar zal deze service waarschijnlijk ook volgende zomer aanbieden.

Stiptheid
Volgend op de snelheidsbeperkingen van de tweede helft van 2001 op de Franse hogesnelheidslijn, heeft Eurostar opnieuw de hoogste graad van stiptheid bereikt met 82% van de treinen die binnen de 15 minuten van het voorziene uur ter bestemming aankomen. Dit herstelt één van de traditionele voordelen van Eurostar ten opzichte van de luchtvaartmaatschappijen. Dit resultaat wordt bereikt ondanks de verscherpte veiligheidsprocedures bij de check-in en is het resultaat van betere processen zoals


90
80
70
60
50
40
30
20
10
80%
79%
71%
79%
80%
81%
83%
81%
68%
59%
76%
68%
78%
72%
64%
Airlines
Eurostar
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02

die werden geïntroduceerd gedurende het laatste anderhalf jaar.

De stiptheid van de Eurostartreinen was in het derde kwartaal bijna perfect, met slechts één annulatie op 4500 treinen.

Andere klantgerichte initiatieven

- De Eurostar.com website wordt momenteel opnieuw ontworpen waardoor deze gebruiksvriendelijker zal zijn en de boekingsprocedures eenvoudiger zullen worden. De nieuwe website heeft als doel de biljettenverkoop via het internet te laten toenemen. Eurostar heeft ook 2 websites met praktische informatie over de bestemmingen: *theeuroguide.com* (bestemd voor reizigers vanuit de UK) en *eurostarplanet.com* (bestemd voor reizigers vanuit België en Frankrijk). Beide websites zullen eind oktober geïntegreerd worden in de vernieuwde Eurostar.com website. Reizigers zullen er de laatst beschikbare informatie over de verschillende Eurostar-bestemmingen kunnen vinden.

- De opening van de Channel Tunnel Rail Link (CTRL) in het laatste kwartaal van 2003 zal de reistijd tussen Brussel en Londen met 20 minuten verminderen tot 2 uur 25 minuten. De reistijd tussen Parijs en Londen zal dan nog slechts 2 uur 35 minuten bedragen.

- De vernieuwing van de treininterieurs door de Franse designer Philippe Starck, zowel in eerste als in tweede klas, is voorzien voor 2004.

eurostar

Communiqué de presse Eurostar Groupe . Communiqué de presse Eurostar Groupe

Le 21 octobre 2002

CONFIRMATION DE L'AMELIORATION DES RESULTATS COMMERCIAUX D'EUROSTAR GROUPE POUR LE TROISIEME TRIMESTRE 2002

Eurostar Groupe, la société qui détermine les orientations commerciales de l'ensemble du service Eurostar, a annoncé aujourd'hui ses résultats d'activité pour le troisième trimestre 2002. Le rétablissement progressif du trafic et du chiffre d'affaires se confirme sur cette période, de même que la ponctualité des trains Eurostar, avec 82% des trains Eurostar à l'heure ou avec moins de 15 minutes de retard à l'arrivée.

Performances financières

Au cours du troisième trimestre 2002, le trafic a baissé de 3,3% par rapport à l'année dernière, passant ainsi de 1,96 million de voyageurs transportés à 1,89 million, sur la même période. Sur la même période de comparaison, le chiffre d'affaires enregistre, pour sa part, une baisse de 5,6%, soit € 163,2 millions contre € 173 millions. Ces chiffres confirment cependant l'amélioration des résultats enregistrés par rapport au précédent trimestre de cette année (voir graphiques ci-dessous). La baisse de trafic s'explique très largement par la dégradation du marché des voyages d'affaires et la baisse constatée du trafic international, particulièrement au départ des Etats-Unis.

En cumul sur les 9 premiers mois de cette année, le trafic a diminué de 6%, de 5,88 à 5,52 millions de voyageurs transportés, et le chiffre d'affaires de 5,6% de € 542,3 à € 511,9 millions.


TOTAL EUROSTAR VOLUME GROWTH YOY
10,0%
5,0%
0,0%
(5,0%)
(10,0%)
(15,0%)
5,6%
0,1%
(7,6%)
(9,9%)
(6,6%)
(8,2%)
(3,3%)
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02


TOTAL EUROSTAR REVENUE (Euros)
10,0%
0,0%
(10,0%)
(20,0%)
7,2%
1,0%
(5,9%)
(11,6%)
(4,5%)
(6,6%)
(5,6%)
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02

Eurostar Groupe s'estime très satisfait de ses parts de marché actuelles, à la fois sur les segments de clientèle loisirs et business, en dépit d'une concurrence renforcée par l'arrivée de nouvelles compagnies aériennes "low cost" sur les 2 principales relations, Bruxelles-Londres et Paris-Londres.

Un important programme a été mis en oeuvre et vise à renforcer la compétitivité de l'offre et des services, à l'attention de nos clientèles affaires et loisirs, en particulier avec le lancement de tarifs très compétitifs. Ces nouvelles initiatives commerciales, combinées à la

réduction du temps d'enregistrement à 15 minutes pour les voyageurs d'affaires et au redressement notoire de la ponctualité et de la qualité à bord des trains Eurostar et dans les terminaux, permettent de renforcer plus fortement encore l'attractivité de l'offre et d'envisager le futur avec optimisme et confiance.

Nouvelles initiatives commerciales

- **A l'attention de la clientèle d'affaires**

La réduction du temps d'enregistrement à 15 minutes seulement avant le départ depuis le 23 septembre 2002, l'ouverture récente de guichets de vente et de files d'enregistrement dédiées en gare de Waterloo, et prévue très prochainement pour les terminaux de Paris Gare du Nord (inauguration des nouveaux guichets le 24/10/02) et de Bruxelles-Midi.

L'inauguration à Paris Gare du Nord, en juin dernier, des nouveaux salons d'attente et à Bruxelles-Midi (aggrandis et redessinés par Philippe Starck, s'inscrivent dans le cadre de la première phase du programme "Bienvenue à Bord du Nouvel Eurostar". Leur accès a été étendu à tous les détenteurs de billets *Business Première* depuis le 23 septembre dernier. A Bruxelles-Midi, l'ouverture de ces nouveaux salons est programmée pour le début 2003.

- **A l'attention de la clientèle loisirs**

Afin de relancer l'attrait de la destination Londres sur le marché belge, Eurostar offre un nouveau tarif promotionnel particulièrement attractif : la promotion *Duo Day Trip*, qui offre pour 99 € seulement, l'aller-retour Bruxelles-Londres pour deux dans la journée. En vente du 01/11/02 au 31/12/02 pour des voyages du 15/11/02 au 05/01/03 *(offre soumise à conditions).* Cette promotion sera bientôt soutenue par une campagne publicitaire.

Le marché belge a particulièrement bien réagi à l'offre des Tour Operators qui ont proposé une offre packagée Eurostar + réduction pour une sélection d'hôtels à Londres.

En France une promotion *Day Trip* à partir de 75 € est actuellement en vente jusqu'au 9 février 2003 *(offre soumise à conditions).*

En Grande-Bretagne le campagne publicitaire *J'aime le Train* soutient le lancement de la promotion à 59 £ pour un aller-retour Londres-Bruxelles/Paris.

Avignon

Le nouveau service direct Londres-Avignon proposé du 20 juillet au 7 septembre 2002, de centre-ville à centre-ville, a connu un grand succès commercial, avec une augmentation de 88% du nombre des réservations (service direct + service Eurostar Plus en correspondance avec les TGV via Lille-Europe ou Paris). Environ 9000 voyageurs ont utilisé le nouveau service direct à destination d'Avignon-centre, service qui devrait être reconduit sur une plus longue période l'été prochain.

Ponctualité

Depuis l'achèvement des travaux de consolidation de la ligne à grande vitesse entre Paris et Lille début 2001, la ponctualité des trains Eurostar s'est considérablement améliorée pour atteindre, à nouveau, des niveaux largement supérieurs à la concurrence aérienne, avec 82% des trains à l'heure ou avec moins de 15 minutes de retard à l'arrivée.


90
80
70
60
50
40
30
20
10
80%
79%
71%
79%
80%
81%
83%
81%
68%
59%
76%
68%
78%
72%
64%
Airlines
Eurostar
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02

Ces bons résultats ont été atteints en dépit d'un important renforcement des procédures de contrôles, à l'enregistrement notamment, depuis désormais 1 an et demi environ.

Autres initiatives prévues

- Le site www.eurostar.com est actuellement en cours de restructuration afin d'offrir une porte d'accès unique et centralisée pour les réservations concernant l'ensemble des marchés. L'objectif est d'en faire un canal de distribution majeur, complémentairement à la réservation par téléphone et au réseau des gares et des agences de voyages. Les 2 "sites destinations" actuels, www.eurostarplanet.com pour la destination Londres et www.theeuroguide.com pour les voyageurs britanniques se rendant à Paris, Lille ou Bruxelles, fusionneront avec le site www.eurostar.com d'ici fin octobre 2002.

- L'achèvement de la 1ère section de ligne à grande vitesse britannique fin 2003 permettra de réduire les temps de parcours actuels de 20 minutes. Paris-Londres sera alors assuré en 2 heures 35 minutes, Bruxelles-Londres en 2 heures 25 minutes et Lille-Londres en 1h40.

- Le travail de Philippe Starck, Directeur Artistique du projet, portera aussi sur la rénovation de l'aménagement intérieur des rames, programmée pour le premier trimestre 2004. La clientèle bénéficiera alors du summum du confort en First Premium, d'un réaménagement en profondeur de la première classe ainsi que d'espaces plus modernes et plus conviviaux en seconde classe.

FIN

Pour plus d'informations, merci de contacter le service de Communication de la SNCB. Tél : 02/526.37.30 – E-mail : servicedepresse@sncb.be

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 23/10/02

Tevredenheid treinreizigers opnieuw gestegen

De resultaten van de tweede fase van het tevredenheidsonderzoek 2002 worden gekenmerkt door een opmerkelijke stijging. De algemene tevredenheid behaalde score van 7,2. Dit is de derde stijging op rij, telkens in vergelijking met dezelfde onderzoeksfase in de loop van het vorige jaar. De scores tijdens de vakantiemaanden (de enquête werd afgenomen tijdens juli en augustus) liggen overigens meestal wat hoger dan diegene die worden opgetekend tijdens de andere onderzoekperiodes.

Het valt op dat alle aspecten van de dienstverlening positiever werden ingeschat. Zowel comfort, onthaal en dienstverlening in de stations, netheid, frequentie en informatie gaan er duidelijk op vooruit. Het personeel kreeg opnieuw de hoogste scores.

Uitschieter is evenwel de tevredenheid over de stiptheid, een punt waar de klant het meest kritisch over oordeelt. De score blijft met 6,7 een van de laagste, maar steeg wel met 0,5 punt. Die stijging is al enkele jaren aan de gang, dus komt niet als een verrassing, maar het verheugt de NMBS dat haar inspanningen en verwezenlijkingen op dit vlak door de klant naar waarde worden geschat. In juli en augustus lag de stiptheid van het treinverkeer op een zeer hoog niveau: respectievelijk 96,5% en 96,6% van de treinen kwam op tijd of met hoogstens vijf minuten vertraging ter bestemming. De klant bleef streng maar milderde zijn oordeel. Toch blijkt er een groot verschil te bestaan tussen de reële stiptheid en de perceptie ervan.

Het onafhankelijke onderzoeksbureau IPSOS voert ieder jaar een onderzoek in vier fasen uit naar de tevredenheid van de treinreizigers. Voor deze fase werd bij 3600 klanten naar hun oordeel gepeild. Momenteel zijn de onderzoekers bezig met hun ondervraagronde voor de derde fase.

(Verdere details staan vermeld in bijgevoegde tabel.)

	Resultaten van de tweede fase van 2002 en vergelijking met dezelfde fase in 2001	
	F2 – 2001 Juli – Augustus	F2 – 2002 Juli - Augustus
Algemene tevredenheid	6,76	7,18 ↗↗
Onthaal en dienstverlening in de stations	6,78	7,12 ↗↗
Comfort op de treinen	6,64	7,06 ↗↗
Netheid op de trein	6,14	6,48 ↗↗
Frequentie van de treinen	6,47	6,80 ↗↗
Stiptheid van de treinen	6,14	6,67 ↗↗
Informatie op de treinen	6,50	6,89 ↗↗
NMBS-personeel op de treinen	7,37	7,64 ↗↗
NMBS-personeel in de stations	7,00	7,25 ↗↗
Informatie in de stations	6,93	7,27 ↗↗
De prijs	6,52	6,75 ↗↗

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 23/10/2002

La satisfaction des voyageurs augmente à nouveau

Les résultats de la seconde phase de l'enquête Satisfaction pour l'année 2002 se traduisent par une remarquable augmentation. La satisfaction générale atteint le score de 7,2. Il s'agit de la troisième augmentation consécutive, en comparaison avec les phases d'enquête organisées dans le courant de l'année dernière. Les scores enregistrés au cours des mois d'été (l'enquête a été réalisée en juillet et en août) sont d'ailleurs généralement plus élevés que ceux enregistrés au cours des autres périodes d'enquête.

Tous les aspects des divers services fournis à la clientèle ont été estimés plus positivement. Le confort, l'accueil et le service en gare, la propreté, la fréquence et l'information ont progressé de manière évidente. Le personnel recueille à nouveau les scores les plus élevés.

La satisfaction relative à la ponctualité est tout aussi remarquable, un point sur lequel la clientèle est la plus critique. Avec 6,7, le score demeure un des plus bas mais croît tout de même de 0,5 points. Cette croissance se poursuit déjà depuis plusieurs années, et ne constitue donc pas une surprise, mais la SNCB se réjouit de constater que ses efforts et réalisations en la matière ont été appréciés de la clientèle. En juillet et en août, la régularité des trains a atteint un très haut niveau : respectivement 96,5% et 96,6% des trains sont arrivés à destination à l'heure ou avec maximum 5 minutes de retard. La clientèle est restée sévère mais a adouci son jugement. Il existe donc une grande différence entre la ponctualité réelle et la perception que l'on peut en avoir.

Le bureau d'enquête indépendant IPSOS réalisé chaque année une enquête en quatre phases sur la satisfaction des voyageurs. Au cours de cette phase-ci, 3600 clients ont été sondés. Pour le moment, les enquêteurs sont occupés à collecter les données pour la troisième phase.

(Des détails complémentaires figurent dans le tableau ci-joint.)

	Résulats de la seconde phase de 2002 en comparaison avec la même phase en 2001	
	Phase 2 – 2001 Juillet – Août	Phase 2 – 2002 Juillet - Août
Satisfaction générale	6,76	7,18 ↗↗
Accueil et services en gare	6,78	7,12 ↗↗
Confort dans les trains	6,64	7,06 ↗↗
Propreté dans les trains	6,14	6,48 ↗↗
Fréquence des trains	6,47	6,80 ↗↗
Ponctualité des trains	6,14	6,67 ↗↗
Information dans les trains	6,50	6,89 ↗↗
Personnel SNCB dans les trains	7,37	7,64 ↗↗
Personnel SNCB dans les gares	7,00	7,25 ↗↗
Information dans les gares	6,93	7,27 ↗↗
Prix	6,52	6,75 ↗↗

nmbs

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Datum: 20/12/02

Werf De Keyserlei maakt plaats voor de kerstman
De Zandvreter zit reeds halfweg

Niettegenstaande de vorstperiode werd op de werf voor de aanleg van de parkinguitgang Astridplein aan De Keyserlei een extra inspanning geleverd om de toegankelijkheid van de stationsbuurt tijdens de kerstperiode te verbeteren. Vanaf dit weekend kunnen voetgangers gebruik maken van een nieuwe doorgang tussen de stationsuitgang Keyserlei en het Astridplein. Zo blijft het Astridplein tijdens de werken beter bereikbaar en kunnen de handels- en culturele ondernemingen hun activiteiten blijven uitoefenen.

In maart 2003 is de ruwbouw voor de uitrit De Keyserlei van de ondergrondse parking Astridplein en de nieuwe toegang tot de premetro klaar. Een voetgangerszone komt in de plaats van de werfzone. De beveiligde fietsenstalling die nu tussen De Keyserlei en het Astridplein staat, wordt in de loop van februari naar de stationsingang De Keyserlei verplaatst.

Op het Astridplein wordt verder gewerkt aan de bovenste verdieping van de ondergrondse parking en aan de ontvangstput voor het boorschild dat de eerste tunnelkoker boort tussen het Dam- en Astridplein.

Ondertussen ligt het boorschild de Zandvreter dat de eerste van de twee enkelsporige tunnelkokers tussen het Damplein en het Astridplein boort, flink voor op de planning. Het heeft sinds begin oktober al 600 meter afgelegd en bevindt zich nu ter hoogte van de Diepestraat. Vermits de boormachine al de helft van zijn traject heeft afgelegd, zal het zeker tegen het vooropgestelde tijdstip van eind april 2003 het Astridplein bereiken. De tunnelbouwers van de noord-zuidverbinding kunnen nu twee weken met kerstvakantie.

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Datum: 20/12/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Treinkaarthouders ontvangen extra voordeel

Het is wenselijk dat het aandeel van de trein in het globaal aantal verplaatsingen drastisch toeneemt. De overheid dringt aan op maatregelen in dat opzicht, in het bijzonder gericht op de pendelaars.

Tussen de verschillende mogelijke maatregelen werd gekozen voor de toekenning aan treinkaarthouders van een korting, in de vorm van een waardebon of een tegoed van 10% op basis van de prijs van een jaartreinkaart. Bij treinkaarten geldig voor een week, maand of drie maanden geeft dit omgerekend recht op 5,8%, 7,5% en 8% (pro memorie: de prijs van een jaartreinkaart komt overeen met 9X de prijs van een maandtreinkaart). Het percentage slaat wel degelijk op de volledige prijs van de treinkaart en dus niet alleen op het gedeelte dat de treinkaarthouder zelf betaalt. De meerderheid van de klanten zal dus meer dan 10% ontvangen van het zelf betaalde aandeel. De klant bepaalt ook zelf waarvoor hij zijn waardebon inwisselt (keuze uit alle binnenlandse spoorproducten). De maatregel gaat in op 1 januari; in de loop van januari ontvangt iedere treinkaarthouder een brief met meer uitleg.
(De bijlage verduidelijkt het voordeel op basis van een prijsvoorbeeld).
De NMBS is van oordeel dat een compensatie voor de gederfde inkomsten moet verzekerd zijn in het kader van de budgetcontrole.

Verder wordt vanaf 1 januari de gebruiksbeperking van de Go Pass vóór 9 uur opgeheven voor trajecten vanuit een station dat zich op een baanvak op het einde van een spoorlijn bevindt en dat 130 of meer (tarifaire) kilometer is verwijderd van Brussel.

De prijs voor het meenemen van een fiets in de trein bedraagt voortaan altijd 4,20 (rit) en 7,00 (dagvrijkaart), zelfs wanneer het ticket in de trein wordt gekocht. Een toeslag van 2,30 wordt enkel aangerekend als de klant de mogelijkheid had om het ticket in het station te kopen voor het vertrek.

Prijsvoorbeeld treinkaart woon- werkverkeer Gent - Brussel (58 km) Prijs geldig tot 31.01.2003 – 2de klas							
Type verlenging	**Totale prijs**	**Aandeel werkgever**	**Persoonlijk aandeel**	**Reductie 10%**	**% reductie op persoonlijk aandeel**	**Blijft als persoon-lijk aandeel**	**Of in %**
Wanneer alleen wettelijke vooropgestelde tussenkomst (gemiddeld 60%, volgens afstand)							
1 week	33,5	20,9	12,6	1,94	15,40	10,66	31,82
1 maand	112	70	42	8,43	20,07	33,57	29,97
3 maand	314	196	118	25,28	21,42	92,72	29,53
1 jaar	1011	631	380	101,1	26,60	278,9	27,6
Wanneer 88% tussenkomst werkgever (bv. federale overheid)							
1 week	33,5	29,48	4,02	1,94	48,26	2,08	6,21
1 maand	112	98,56	13,44	8,43	62,72	5,01	4,47
3 maand	314	276,32	37,68	25,28	67,09	12,4	3,95
1 jaar	1011	889,68	121,32	101,1	91,15	20,22	2

sncb

communiqué de presse

20/12/2002

Avantage supplémentaire pour les détenteurs de cartes train

Il est souhaitable que la part du train dans le nombre global de déplacements augmente fortement. Les autorités publiques insistent pour que des mesures soient prises en cette matière, en particulier, vis à vis des navetteurs.

Parmi les mesures possibles, a été retenu l'octroi d'une réduction aux détenteurs de cartes train, sous la forme d'un bon-valeur ou d'un crédit de 10% sur base du prix d'une carte train annuelle. Les cartes train valables une semaine, un mois ou trois mois donnent respectivement droit à une réduction de 5,8%, 7,5% et 8% (pour mémoire, le prix d'une carte train annuelle correspond à 9X le prix d'une carte train mensuelle). Le pourcentage porte sur le prix plein de la carte train et donc pas uniquement sur la part payée par le titulaire lui-même. La majorité des clients recevra donc plus de 10% de la part qu'ils paient eux-mêmes. Le client détermine aussi lui-même ce contre quoi il échange son bon-valeur (au choix parmi tous les produits ferroviaires du service intérieur). La mesure entrera en vigueur le 1er janvier. Dans le courant du mois de janvier, chaque détenteur de carte train recevra une lettre contenant davantage d'explications. (En annexe, quelques précisions quant à l'avantage octroyé sur base d'un exemple de prix).

La SNCB considère qu'une compensation pour le manque à gagner généré par cette mesure.devra être assurée dans le cadre du contrôle budgétaire.

Par ailleurs, la restriction d'utilisation du Go Pass avant 9 heures est supprimée pour les trajets au départ d'une gare située sur un tronçon en fin de ligne et dont la distance tarifaire à destination de Bruxelles est supérieure ou égale à 130 km.

Le prix de l'embarquement d'un vélo dans le train s'élève désormais à 4,20 (par voyage) et à 7,00 (libre parcours d'un jour), même lorsque le billet est acheté dans le train. Un supplément de 2,30 sera toutefois réclamé lorsque le client a la possibilité d'acheter le billet en gare avant le départ.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Exemple de carte train déplacement domicile/travail Namur – Bruxelles (58 km) Prix valables jusqu'au 31.01.2003 – 2e classe							
Type de renouvellement	**Prix total**	**Part employeur**	**Part personnelle**	**Reduction 10%**	**% de réduction sur part personnelle**	**Part personnelle restante**	**Soit en %**
Si uniquement intervention légale prévue (60% en moyenne, selon la distance)							
1 semaine	33,5	20,9	12,6	1,94	15,40	10,66	31,82
1 mois	112	70	42	8,43	20,07	33,57	29,97
3 mois	314	196	118	25,28	21,42	92,72	29,53
1 an	1011	631	380	101,1	26,60	278,9	27,6
Si 88% d'intervention de l'employeur (p. e. Etat fédéral)							
1 semaine	33,5	29,48	4,02	1,94	48,26	2,08	6,21
1 mois	112	98,56	13,44	8,43	62,72	5,01	4,47
3 mois	314	276,32	37,68	25,28	67,09	12,4	3,95
1 an	1011	889,68	121,32	101,1	91,15	20,22	2

82-4161

Board Meeting of October 11, 2002

The Board was informed about the ABX Logistics' Business Plan prepared in co-operation with the Boston Consulting Group. The Board notices that the financials are evolving positively and that EBIT will improve with □ 30 million during 2002. The forecasts for 2003 show a positive EBIT and operational cash-flow.

The Board of SNCB has decided to create a task force to examine possibilities to accelerate the restructuring.

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Datum: 11/10/02

Werkgroep bestudeert Business Plan ABX Logistics Group

De Raad van Bestuur van de NMBS heeft kennis genomen van het Business Plan 2002 – 2005 van de ABX Logistics Group, opgemaakt met het assessment van de Boston Consulting Group.

De Raad stelt vast dat de financiële gegevens verder gunstig evolueren en dat er in 2002 op een EBIT-verbetering van ongeveer 30 miljoen euro gerekend mag worden.

Voor 2003 geven de ramingen van het Business Plan aan dat de operationele cashflow en de EBIT positief zullen zijn.

Rekening houdend met een mogelijk scenario van conjunctuurverzwakking, heeft de Raad van Bestuur van de NMBS beslist een werkgroep op te richten die de manieren en de middelen moet bestuderen om de overwogen herstructurering te versnellen. Het management van ABX zal deelnemen aan deze werkgroep, die onder de leiding van de Gedelegeerd Bestuurder van de NMBS zal staan.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 11/10/2002

Un groupe de travail étudie le Business Plan d'ABX Logistics Group

Le Conseil d'administration de la SNCB a pris connaissance du Business Plan 2002 – 2005 d'ABX Logistics Group, plan qui a fait l'objet d'une évaluation par le Boston Consulting Group.

Le Conseil constate que les données financières continuent à évoluer favorablement et que l'on peut escompter en 2002 une amélioration de l'EBIT d'environ € 30 millions.

Pour 2003, les prévisions du Business Plan indiquent que le cash flow opérationnel et l'EBIT seront positifs.

Tenant compte d'un scénario possible de fléchissement conjoncturel, le Conseil de la SNCB a décidé de créer un groupe de travail destiné à étudier les voies et moyens pour accélérer la restructuration envisagée. Le management d'ABX participera à ce groupe de travail qui sera placé sous la direction de l'administrateur délégué de la SNCB.

Board Meeting of October 31, 2002

To accommodate the rising number of passengers SNCB has decided to opt for more double deck train coaches. The new M-6 double deck coaches will enter service by the end of 2003. The Board has within the same goal decided to modernise the existing M-6 double deck coaches. These two operations together will see overall seating capacity rise by 15.4% over the next years.

The Board has also decided to purchase new portable computers for the train personnel. The new computers will include a mobile phone module and the ability to read debit and chip cards. The purchase of about 3,000 systems is estimated at □ 10.39 million.

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Datum: 31/10/02

Verbetering van de dienstverlening aan de klant

In het licht van de voortdurende stijging van het aantal binnenlandse reizigers trekt de NMBS de kaart van dubbeldekstreinen. De eerste M6-rijtuigen komen voor het einde van het jaar in dienst.
Eveneens in die optiek heeft de Raad van Bestuur van de NMBS beslist om de huidige 130 M5-dubbeldeksrijtuigen te renoveren. Het moderniseringsprogramma hiervoor behelst naast een technische revisie van het materieel, een substantiële verbetering van het comfort. De vernieuwing van de M5-rijtuigen zal 2 à 3 jaren in beslag nemen.
Door de aankoop en vernieuwing van verscheidene types treinmaterieel zal de NMBS in 2006 dagelijks meer dan 300 000 zitplaatsen kunnen aanbieden. Dat is 15,4% meer dan nu.

Bovendien heeft de Raad beslist om voor de treinbegeleiders nieuwe draagbare computers te bestellen voor de verkoop en informatie aan de reizigers in de trein. Die computers zijn uitgerust met een *touch screen*, een GSM-module en een lezer van magneet- en chipkaarten.
De bestelling betreft 3000 apparaten en vergt een investering van € 10,39 miljoen. Ze worden begin 2004 geleverd.

Date: 04-11-02

Amélioration du service à la clientèle

En vue de faire face à la croissance continue du nombre de voyageurs en service intérieur, la SNCB souhaite intensifier l'utilisation de voitures à deux niveaux. Les premières voitures M6 entreront en service avant la fin de l'année.
Dans le même type de réflexion, le Conseil d'administration a décidé de faire rénover les 130 voitures M5 à deux niveaux actuellement en service. Ce programme de modernisation, qui s'étalera sur 2 à 3 ans, comporte une révision technique du matériel mais également une amélioration substantielle du confort.
Compte tenu de l'achat et de la rénovation de différents types de matériel, la SNCB sera en mesure d'offrir quotidiennement en 2006 plus de 300.000 places assises, soit 15,4% de plus qu'actuellement.

Par ailleurs, le Conseil a décidé de commander un nouvel ordinateur portable destiné aux accompagnateurs de train pour la vente et l'information aux voyageurs dans les trains. Son utilisation sera beaucoup plus conviviale que l'actuel appareil puisqu'il sera équipé notamment d'un écran tactile, d'un module GSM ou d'un lecteur de carte magnétique et de carte à puce.
La commande porte sur 3.000 appareils et représente un investissement de € 10,39 millions. Leur livraison est prévue pour le début de l'année 2004.

Board Meeting of December 12, 2002

In light of the worsening financial evolution of SNCB, the Board has decided to cut back the 2003 operational and capital expenses. The Board did not want to wait until the final presentation of the budget. The operational cash drain has to be solved as quickly as possible without affecting the strategic capabilities of the company. Detailed efforts to reduce overall expenses and to increase productivity will be elaborated during the first quarter of 2003. In the mean time 2003 investments will be reduced to EUR 1.150 million.

The Board has requested management to present a strategic plan by March 31 for the future of SNCB's' freight activities. In the meantime the Board has decided to offer Inter Ferry Boats the necessary financials means to continue activities until June. This will happen by the conversion of EUR 60 million worth of receivables and an additional cash injection of EUR 20 million.

The Board also followed up on ABX which started the execution of the decisions taken November 14. The SNCB has informed the European Commission regarding the planned support.

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Datum: 20/12/02

Raad van Bestuur bespreekt eerste stappen in gezondmaking NMBS

Gezien de zorgbarende evolutie van de schuldpositie van de NMBS heeft de Raad van Bestuur van vrijdag 20 december beslist om alvast de **exploitatie- en investeringsuitgaven in 2003** te beperken. De Raad wenst de opmaak van het ondernemingsplan niet af te wachten om reeds die maatregelen voor te bereiden waarop de NMBS zelf kan wegen.

Het operationeel liquiditeitsprobleem moet zo vlug mogelijk worden opgelost, zonder de slagkracht van de NMBS op de Europese markt aan te tasten. Daarom willen de Raad en de directie van de NMBS van start gaan met besparingen door de algemene kosten te drukken en door inspanningen op het vlak van de productiviteit. De maatregelen zullen in het eerste kwartaal van 2003 worden uitgewerkt en besproken met de personeelsorganisaties.

Het investeringsbudget 2003 wordt noodgedwongen begrensd tot 1 150 miljoen. De Raad wil voor zover mogelijk enkel prioritaire investeringen doen waarvoor de financiering is gegarandeerd. De directie wordt gevraagd om in februari een concreet investeringsprogramma voor 2003 voor te leggen.

De Raad verwacht dat de directie tegen 31 maart een strategisch plan voorlegt over de toekomst van de vrachtactiviteit van de NMBS. Aan **Inter Ferry Boats** worden in afwachting de nodige financiële middelen toegekend om tot eind juni te kunnen voortwerken. Dit gebeurt onder de vorm van een kapitaalsverhoging met 60 miljoen door omzetting van vorderingen en een kapitaalsinjectie van 20 miljoen. De eerste saneringmaatregelen. De Raad ging ook akkoord met de aanstelling van directeur generaal goederen Marc Descheemaecker tot gedelegeerd bestuurder van IFB.

Natuurlijk kreeg ook het dossier **ABX** de nodige aandacht. ABX is gestart met de uitvoering van de beslissingen van 14 november. Intussen heeft de NMBS een aanmelding van de geplande steunmaatregelen bij de Europese Commissie gedaan.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

20/12/2002

Le Conseil d'Administration discute des premières mesures pour assainir la SNCB

Compte tenu de l'évolution préoccupante de la dette de la SNCB, le Conseil d'Administration réuni ce vendredi 20 décembre a décidé de limiter tant le **budget d'exploitation de l'entreprise que les dépenses d'investissements en 2003.** Le Conseil souhaite ne pas attendre la confection du plan d'entreprise pour déjà préparer les mesures sur lesquelles la SNCB peut agir elle-même.

Le problème des liquidités opérationnelles doit être résolu le plus rapidement possible, sans affecter la compétitivité de la SNCB sur le marché européen. Par conséquent, le Conseil et la Direction de la SNCB souhaitent commencer par des économies sur les frais généraux d'une part et par des efforts en matière de productivité d'autre part. Les mesures seront détaillées au cours du premier trimestre 2003 et discutées avec les organisations syndicales.

Par la force des choses, le budget d'investissement 2003 est limité à 1 150 millions . Dans toute la mesure du possible, le Conseil veut se limiter à réaliser les seuls investissements prioritaires pour lesquels le financement est garanti. Il a été demandé à la Direction d'élaborer pour février un programme d'investissements concret pour 2003.

Le Conseil attend de la Direction que celle-ci lui soumette, pour le 31 mars, un plan stratégique relatif à l'avenir de l'activité marchandises de la SNCB. Dans l'intervalle, les moyens financiers nécessaires ont été donnés à Inter Ferry Boats pour lui permettre de poursuivre son activité jusqu'à fin juin. Ceci sous la forme d'une augmentation de capital de 60 millions par la conversion de créances et d'une injection de capital de 20 millions . Les premières mesures d'assainissement ont été approuvées. Le Conseil a également marqué son accord sur la nomination du Directeur général Marchandises, Marc Descheemaeker, au poste d'Administrateur délégué d'IFB.

Le dossier ABX a bien entendu également reçu toute l'attention nécessaire. ABX a commencé à mettre en oeuvre les décisions prises le 14 novembre dernier. Dans le même temps, la SNCB a notifié une demande d'aide au sauvetage en faveur d'ABX pour approbation par la Commission européenne.

82-4161

Board Meeting of September 06, 2002

The Board as examined the financial situation of the company as of the end of June 2002. Domestic traffic and international traffic grew by respectively 1.7% and 5.1%. Revenues from the freight division stabilised while traffic grew by 5.2% ton/km. Notwithstanding al this the first semester closed with a loss of □ 121.7 million. This was due to:

- □ 46 million exploitation deficit mainly caused by a growing payroll;
- □ 39.3 million financial deficit caused by the growing financial debt;
- □ 36.9 million exceptional results.

As part of the investment plan 2002-2012 the Board has approved works on the future high-speed line between Liège and the German border. The works include the construction of 10 works of art (bridges, viaducts, ...).

The Board has approved the starting of a tender procedure for the equipment of two high-speed lines with the European ECTS safety system. The works are estimated to last 4 year and to cost between □ 20 and 25 million.

Datum: 06/09/02

NMBS zet uitvoering van investeringsplan verder, ondanks ontgoochelende resultaten voor eerste semester 2002

De Raad van Bestuur van de NMBS kwam vandaag vrijdag 6 september 2002 samen onder het voorzitterschap van Alain Deneef.

De Raad van Bestuur onderzocht de financiële situatie van de onderneming op het einde van juni 2002.
In het binnenlands reizigersverkeer waren er 1,7% reizigers meer dan tijdens het eerste semester van 2001. Het internationale reizigersverkeer groeide met 5,1%. Ondanks een toename met 5,2% in ton-km, bleven de inkomsten van het goederenverkeer nagenoeg stabiel.
De stiptheid van het treinverkeer was buitengewoon goed in de maand juli: 96,5% van de treinen kwam op tijd of met hoogstens 5 minuten vertraging ter bestemming.

Niettemin werd het resultaat van het eerste semester van 2002 afgesloten met een verlies van € 121,7 miljoen. Dit verlies werd voornamelijk veroorzaakt door:

- een deficit van € 46 miljoen in het bedrijfsresultaat, vooral ten gevolge van een gevoelige stijging van de loonlast ;
- een negatief saldo voor de financiële resultaten van € 39,3 miljoen, te wijten aan een stijging van de schuld;
- een negatief saldo voor de uitzonderlijke resultaten van € 36,9 miljoen.

In het kader van de uitvoering van het investeringsplan 2002-2012, keurde de Raad de werkzaamheden van burgerlijke bouwkunde goed voor het stuk van de hogesnelheidslijn tussen Luik en de Duitse grens dat langs de E40 autosnelweg loopt tussen Herve en Thimister-Clermont en op het grondgebied van de gemeente Baelen. Er moeten niet minder dan tien kunstwerken (bruggen, viaducten...) worden gebouwd of aangepast. Dit geheel wordt toegewezen voor een bedrag van € 98,9 miljoen.

Reeds in 1999 werd beslist om de hogesnelheidslijnen Antwerpen - Nederlandse grens en Luik - Duitse grens uit te rusten met het Europese ETCS-systeem. Dit is een treinbeïnvloedings- en beveiligingssysteem. Het maakt mogelijk om de snelheid van een trein permanent te controleren ten opzichte van de toegelaten maximumsnelheid en doet de trein stoppen wanneer een treinbestuurder onwel wordt of de seinen niet respecteert.
De Raad geeft haar toestemming om een prijsvraagprocedure te lanceren in functie van de uitrusting van de twee hogesnelheidslijnen Antwerpen – Nederlandse grens en Luik – Duitse grens. De aannemer zal het volledige project in handen moeten nemen: ontwerp, verwezenlijking en indienststelling. De uitvoeringstermijn van het project wordt op 4 jaar geschat, de kostprijs op € 20 à 25 miljoen.

Date: 09-09-02

La SNCB poursuit l'exécution de son programme d'investissements malgré un résultat du 1er semestre 2002 décevant

Le Conseil d'administration de la SNCB s'est réuni ce vendredi 6 septembre sous la présidence de Alain Deneef.

Le Conseil a examiné la situation de l'entreprise à fin juin 2002.
En nombre de voyageurs, le trafic intérieur a progressé de 1,7% tandis que le trafic international a augmenté de 5,1%.
Malgré une progression de 5,2% en nombre de tonnes/km, les recettes du trafic marchandises se sont pratiquement stabilisées.
La régularité des trains s'est avérée particulièrement bonne en juillet puisqu'elle a atteint 96,5 % de trains à l'heure ou ayant au maximum 5 minutes de retard.

Néanmoins, le résultat du 1er semestre 2002 s'est clôturé par une perte de € 121,7 millions.
Cette perte est la conséquence :
- d'un déficit d'exploitation de € 46 millions, dû principalement à l'augmentation sensible des charges salariales ;
- du résultat financier négatif de € 39,3 millions suite à la hausse de la dette ;
- d'une perte dans les résultats exceptionnels de € 36,9 millions.

Dans le cadre de l'exécution du plan d'investissements 2002-2012, le Conseil a approuvé les travaux de génie civil à réaliser, pour la ligne à grande vitesse entre Liège et la frontière allemande, sur la partie du tracé qui longe l'autoroute E40 entre Herve et Thimister-Clermont ainsi que sur la commune de Baelen. Pas moins de dix ouvrages d'art (viaducs, ponts,...) doivent être construits ou adaptés. L'ensemble de ces travaux a été approuvé pour un montant de € 98,9 millions.

Dès 1999, il a été décidé d'équiper les lignes à grande vitesse entre Liège et la frontière allemande et Anvers et la frontière hollandaise du système européen ETCS de protection et de contrôle automatique des trains. Ce système permet un contrôle continu de la vitesse du train par rapport au maximum autorisé et, en cas de défaillance ou de non-respect de la signalisation par le conducteur, provoque un arrêt du train.
Le Conseil a marqué son accord pour lancer une procédure d'appel d'offres en vue d'équiper du système ETCS les deux tronçons de ligne à grande vitesse entre Liège et la frontière allemande et Anvers et la frontière hollandaise. L'entrepreneur devra prendre en charge l'intégralité du projet depuis la conception, la réalisation jusqu'à la mise en service de ces équipements. Les délais d'exécution du projet sont estimés à 4 ans pour un coût se situant entre € 20 à 25 millions.